

August 31, 2023

Ying Huang, Ph.D.
Chief Executive Officer
Legend Biotech Corp
2101 Cottontail Lane
Somerset, NJ 08873

> **Re: Legend Biotech Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39307**

Dear Ying Huang:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 213

1. We note your statement that you reviewed your register of member and public filings of your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

   • With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the

percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

- With respect to (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Mark Ballantyne